<u>Authorization to Issue 250 Shares of Class B Stock</u>

<u>Adopted at Special Meeting of Board of Directors and Shareholders of C. A. S. Handmade, Inc.</u>

<u>November 1, 2017</u>

The Board of Directors and Shareholders hereby authorize the issuance of 250 shares of Class B Stock which shall be designated as "Class B – Series C Stock". Upon the issuance of said 250 shares, there will be a total of 3,310 shares of capital stock issued and outstanding, of which 63.45% (2,100 shares) will be Class A Stock, 27.19% (900 shares) will be Class B – Series A Stock, 1.81% (60) shares will be Class B – Series B Stock, and 7.55 % (250 shares) will be Class B – Series C Stock. Each share of Class B - Series C Stock shall be sold at a minimum price of $211.00 per share.

For the calendar year 2017, the holders of each share of the Corporation's stock issued and outstanding shall receive quarterly S Corporation Distributions of $2.42; for the calendar year 2018, the holder of each share shall receive quarterly S Corporation Distributions of $2.52; and for the calendar year 2019, the holder of each share shall receive quarterly S Corporation Distributions of $4.19. In addition, the holder of each share of Class A Stock and Class B Stock issued shall be entitled to receive equal S Corporation Distributions as the Board of Directors may authorize. Beginning on January 1, 2020, and continuing thereafter, the Corporation shall have no obligation to make any S Corporation Distributions to the holders of shares of Class A Stock or Class B Stock except as the Board of Directors may authorize.

The holder of any share of Class B – Series C Stock shall have the option of redeeming such share at its fair market value as of December 31, 2019, by delivering written notice to the Corporation between January 1, 2020 and January 31, 2020, of the shareholder's desire to redeem. The Corporation shall redeem and repurchase such shares of Class B - Series C Stock for which the holders thereof have delivered written notice of their desire to redeem within thirty days of the Corporation's receipt of such notice. In the event the fair market value is less than $211.00 per share, then the Corporation shall redeem each share of Class B - Series C Stock at a price of $211.00 per share.

The holder of any share of Class B - Series C Stock shall also have the option of redeeming such share at its fair market value as of December 31, 2021, by delivering written notice to the Corporation between January 1, 2022 and January 31, 2022, of the shareholder's desire to redeem. The Corporation shall redeem and repurchase such shares of Class B - Series C Stock for which the holders thereof have delivered written notice of their desire to redeem within thirty days of the Corporation's receipt of such notice.

The Corporation shall have the option at any time after April 1, 2020 to redeem and repurchase any and all issued shares of Class B - Series C Stock at their fair market value by delivering written notice to the holder thereof and paying an amount equal to the fair market value to the holder thereof within thirty days of the date of delivery of such notice.